UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2020

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the sentences “All of the voting results, together with the speeches of Urs Rohner, Chairman of the Board of Directors, and Thomas Gottstein, Chief Executive Officer, are available online at: www.credit-suisse.com/agm.” and “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website is not incorporated by reference into this report.

Media release

Annual General Meeting of Credit Suisse Group AG: Shareholders approve all proposals put forward by Board of Directors

Zurich, April 30, 2020 – The shareholders of Credit Suisse Group AG approved all of the proposals of the Board of Directors at today's Annual General Meeting in Zurich. Shareholders approved a distribution for the 2019 financial year of CHF 0.1388 per registered share in cash. In addition, the Annual General Meeting approved the compensation of the Board of Directors and the Executive Board and accepted the 2019 Compensation Report. The Chairman and the other members of the Board of Directors proposed for re-election were confirmed in office for a term until the end of the next Annual General Meeting. Richard Meddings was elected as a new member of the Board of Directors for a term until the end of the next Annual General Meeting.

At today's Annual General Meeting of Credit Suisse Group AG in Horgen, Zurich, shareholders approved all of the proposals put forward by the Board of Directors.

Distribution of dividends
With a majority of 96.29% of the votes represented, shareholders approved a cash distribution of CHF 0.1388 gross per registered share, half from retained earningsi and half out of the capital contribution reservesii. The payment of the cash distribution is scheduled for May 11, 2020. As previously announced, in the Autumn of 2020, the Board of Directors intends to propose a second cash distribution of CHF 0.1388 gross per share, which would be presented for approval at an Extraordinary General Meeting at that time, subject to market and economic conditions.

Capital reduction
With a majority of 95.10% of the votes represented, shareholders approved the reduction of the share capital of CHF 102,240,468.80 by CHF 4,330,560 to CHF 97,909,908.80, by cancelling 108,264,000 own registered shares with a par value of CHF 0.04 each, which the Company repurchased as part of the share buyback programs launched in January 2019 and January 2020. Shareholders also approved, as a result of the audit report pursuant to Art. 732 para. 2 of the Swiss Code of Obligations of the supervised audit firm KPMG AG, Zurich, that the claims of creditors are fully covered, despite the reduction in the share capital, and that Art. 3, para. 1 of the Articles of Association will be amended accordingly.

Approval of the compensation of the Board of Directors and the Executive Board
The Annual General Meeting adopted the proposal to approve a maximum amount of compensation for the Board of Directors of CHF 12.0 million for the period until the 2021 Annual General Meeting with a majority of 87.09% of the votes represented.

Additionally, the Annual General Meeting adopted the proposal of the Board of Directors to approve the aggregate amount of CHF 22.4 million for short-term variable incentive compensation for the Executive Board for the 2019 financial year, with a majority of 84.56% of the votes represented. The Annual General Meeting also adopted the proposal to approve a maximum amount of CHF 31.0 million for the fixed compensation for the Executive Board for the period until the 2021 Annual

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Media release

General Meeting with a majority of 88.43% of the votes represented and approved the aggregate amount of CHF 28.6 million (based on fair value at grant) for long-term variable incentive compensation for the 2020 financial year, with a majority of 86.54% of the votes represented.

Consultative vote on the 2019 Compensation Report
In a consultative vote, shareholders accepted the 2019 Compensation Report, with a majority of 79.21% of the votes represented.

Elections to the Board of Directors
Chairman Urs Rohner and the other members of the Board of Directors who stood for re-election were confirmed in office for a term until the end of the next Annual General Meeting.

Richard Meddings was elected to the Board of Directors as new member for a term until the end of the next Annual General Meeting.

Re-election of the Members of the Compensation Committee
The Annual General Meeting re-elected Iris Bohnet, Christian Gellerstad, Michael Klein and Kai S. Nargolwala as members of the Compensation Committee for a term until the end of the next Annual General Meeting. Kai S. Nargolwala will continue to serve as Chair of the Compensation Committee during this period.

Election of the independent auditors
With a majority of 98.50% of the votes represented, shareholders approved the proposal of the election of PricewaterhouseCoopers AG, Zurich, as the new independent auditors for a term of one year.

Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, commented: “On behalf of the Board of Directors, I would like to thank the shareholders for approving all of our proposals. We value your continued trust and support. I am pleased to be able to welcome Richard Meddings to the Board of Directors. I am convinced that his outstanding achievements, extensive experience and expertise will be valuable to the Board of Directors. Additionally, I welcome the election of PricewaterhouseCoopers AG as our new independent auditors.”

Voting results
All of the voting results, together with the speeches of Urs Rohner, Chairman of the Board of Directors, and Thomas Gottstein, Chief Executive Officer, are available online at: www.credit-suisse.com/agm

Composition of the Board of Directors as of April 30, 2020
Following the elections to the Board of Directors, Severin Schwan was re-appointed Vice-Chair as well as Lead Independent Director for a term until the end of the next Annual General Meeting. See the below table showing the new composition of the Board of Directors.

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Media release

	Member of the Board since	Governance and Nominations Committee	Audit Committee	Conduct and Financial Crime Control Committee	Compensation Committee	Risk Committee
Urs Rohner, Chairman*	2009	Chair	-	Member	-	-
Iris Bohnet*	2012	-	-	-	Member	-
Christian Gellerstad	2019	Member	-	Chair	Member	-
Andreas Gottschling	2017	Member	Member	-	-	Chair
Michael Klein	2018	-	-	-	Member	Member
Shan Li	2019	-	-	-	-	Member
Seraina Macia	2015	-	-	-	-	Member
Richard Meddings	2020	Member	Chair	Member	-	Member
Kai S. Nargolwala*	2013	Member	-	Member	Chair	-
Ana Paula Pessoa*	2018	-	Member	Member	-	-
Joaquin J. Ribeiro	2016	-	Member	-	-	-
Severin Schwan, Vice-Chair and Lead Independent Director	2014	Member	-	-	-	Member
John Tiner	2009	-	Member	-	-	-

* Member of the advisory Innovation and Technology Committee

Information
Investor Relations Credit Suisse AG, tel. +41 44 333 71 49,
investor.relations@credit-suisse.com

Media Relations Credit Suisse AG, tel. +41 844 33 88 44,
media.relations@credit-suisse.com

i  Net of 35% of Swiss withholding tax
ii Free of Swiss withholding tax and not subject to income tax for Swiss resident individuals

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Media release

Credit Suisse AG
Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The group employs approximately 48,500 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, targets or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;

–
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;

–
potential risks and uncertainties relating to the ultimate geographic spread of COVID-19, the severity of the disease and the duration of the COVID-19 outbreak, including potential material adverse effects on our business, financial condition and results of operations;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
–	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
–	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
–	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
–	the adverse resolution of litigation, regulatory proceedings and other contingencies;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
–	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
–	the potential effects of changes in our legal entity structure;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes instituted by us, our counterparties or competitors;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
–	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully

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Media release

consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2020 CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Lotte van Aanholt
Lotte van Aanholt
Date: April 30, 2020		Vice President